UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9114

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Mylan Profit Sharing 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mylan Laboratories Inc. 1500 Corporate Drive Suite 400 Canonsburg, Pennsylvania 15317

REQUIRED INFORMATION

1.	The Financial Statements and Schedule of Mylan Profit Sharing 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibits:

23.	Consent of Deloitte & Touche LLP, independent auditors.

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EX-23 Consent
EX-99.1 Certification

MYLAN PROFIT SHARING 401(K) PLAN
DECEMBER 31, 2002 AND 2001

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9

INDEPENDENT AUDITORS’ REPORT

To the Participants and Plan Administrators of the
   Mylan Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Mylan Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 16, 2003

MYLAN PROFIT SHARING 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:

INVESTMENTS, at fair value	$72,479,937	$68,196,394

RECEIVABLES:

Employer contributions	6,180,904	5,132,809

Interest	22,040	18,796

Total receivables	6,202,944	5,151,605

NET ASSETS AVAILABLE FOR BENEFITS	$78,682,881	$73,347,999

See notes to financial statements.

MYLAN PROFIT SHARING 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS:

Interest and dividend income	$144,535

Employer contributions	9,108,586

Employee contributions	5,530,091

Total additions	14,783,212

DEDUCTIONS:

Benefits paid to participants	4,027,457

Net depreciation in fair value of investments	5,420,873

Total deductions	9,448,330

NET INCREASE	5,334,882

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	73,347,999

End of year	$78,682,881

See notes to financial statements.

MYLAN PROFIT SHARING 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1.	DESCRIPTION OF THE PLAN

General- The Mylan Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering all full-time employees of Mylan Laboratories Inc. (the “Company” or “Plan Sponsor”) who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. A complete description of the provisions of the Plan can be obtained by referring to the Plan document.

Contributions- Each year, participants may make contributions up to 50% of pretax annual compensation into the Plan, subject to statutory limitations. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. The Plan currently offers eight mutual funds and the Company’s common stock as investment options for participants. The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“discretionary contribution”) to the Plan each calendar year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. The discretionary contribution shall be determined separately for each entity in the Company’s controlled group participating in the Plan.

Trustee and Recordkeeper- All of the Plan’s assets are held by American Express Trust Company (the “Trustee”) who also has participant account recordkeeping responsibilities.

Participant Accounts- Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures of terminated participants’ nonvested account balances. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting- Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is fully vested after 7 years of credited service. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
3	20%

4	40

5	60

6	80

7 or more	100

All participants are fully vested at age 65.

Loans to Participants-Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. Loans must be repaid over a term of up to five years except that loans for the purchase of a primary residence may be repaid over a term of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Trustee. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits- On termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Benefits are recorded by the Plan when paid.

Forfeitures- Company discretionary contributions that are not vested upon termination of employment are forfeited and will be used to reduce future Company contributions. For the year ended December 31, 2002, forfeitures totaling $450,000 were used to off-set current year employer matches.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation-The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan utilizes various investment instruments including mutual funds, stocks, bonds and notes. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and the common/collective trust funds are stated at fair value which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative Expenses- All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan.

Reclassifications- Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2002	2001

PIMCO Total Return Fund	$7,847,013	$5,469,775

AXP New Dimensions Fund	5,568,094	5,434,232

RS Emerging Growth Fund	3,900,346	4,013,297

AET Equity Index II Fund	4,553,041	4,711,311

AET Income II Fund	26,805,747	24,061,188

Mylan Laboratories Inc. Common Stock	15,022,461	17,135,362

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$4,365,235

Mylan Laboratories Inc. Common Stock	1,000,327

Common/collective trust funds	55,311

$5,420,873

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

The Plan obtained its latest determination letter during September 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the date of the determination letter, however, Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of Mylan Laboratories Inc. common stock. Mylan Laboratories Inc. is the Plan Sponsor and therefore qualifies as a related party. At December 31, 2002 and 2001, the Plan held an investment of 645,665 and 685,415 shares, respectively, of Mylan Laboratories Inc. common stock. The fair value of the common stock fund at December 31, 2002 and 2001 was $15,022,461 and $17,135,362, respectively. For the year ended December 31, 2002, the Plan purchased 426,240 shares of Mylan Laboratories Inc. common stock at a cost of $8,755,779. For the year ended December 31, 2002, the Plan sold 465,990 shares of Mylan Laboratories Inc. common stock with proceeds of $4,115,862.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

* * * * *

SUPPLEMENTAL SCHEDULE

MYLAN PROFIT SHARING 401(k) PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2002

(A)	(B)	(C)	(D)	(E)

		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par or Maturity Value	Cost	Value

*	American Express Trust Company	Cash and cash equivalents	$198,334	$198,334

*	American Express Trust Company	AET Income II Fund	26,072,856	26,805,747

*	American Express Trust Company	AET Equity Index II Fund	5,976,193	4,553,041

*	American Express Trust Company	PIMCO Total Return Fund	7,852,703	7,847,013

*	American Express Trust Company	AXP New Dimensions Fund	6,557,101	5,568,094

*	American Express Trust Company	Davis New York Venture Class A Fund	3,888,854	3,357,009

*	American Express Trust Company	Janus Overseas Fund	4,569,573	3,182,797

*	American Express Trust Company	Franklin Mutual Series Fund, Inc.	1,899,578	1,662,934

*	American Express Trust Company	RS Emerging Growth Fund	4,710,433	3,900,346

*	Mylan Laboratories Inc.	Mylan Common Stock	13,147,222	15,022,461

*	Participant Loan Fund	Maturity dates from 1/20/2003 to 5/15/2017 and interest rates ranging from 5.75% to 10.75%	382,161	382,161

		Total Investments	$75,255,008	$72,479,937

*	Party-in-interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PROFIT SHARING 401(K) PLAN

June 30, 2003	/s/ Edward J. Borkowski

Edward J. Borkowski, Chief Financial Officer

/s/ Karen Reuther

Karen Reuther, Plan Administrator